November 27, 2007

07028532

UBA

The US Securities and Exchange Commission
Office of International Corporate Finance
450 fifth Street NW
Mail Stop 3-9
Washington DC 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 03 2007
WASH. D.C.
185 SECTION

Dear Sir,

UNITED BANK FOR AFRICA PLC
GDR PROGRAMME FILE NO. 82 -4804

In accordance with the Rule 12g 3-2(b) of the Securities Exchange Act 1934, please find attached the following documents:

1. Copy of Statement of affairs filed with the Corporate Affairs Commission in compliance with section 636(1)of the Companies and Allied Matters Act Cap 20, Laws of the Federation of Nigeria 2004;
2. Form CO7 (particulars of directors or any change therein) filed with the Corporate Affairs Commission;
3. Form CAC 2 (return of allotment of shares) filed with the Corporate Affairs Commission on August 21, 2007;
4. Form CAC 2 (return of allotment of shares) filed with the Corporate Affairs Commission on November 13, 2007.

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

Thank you.

Yours faithfully,
For: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

www.ubagroup.com

United Bank for Africa plc RC No. 2457
UBA House, 57 Marina, Lagos
P.O. Box 2406 Tel. 2644651-700
info@ubagroup.com, Swift add. UNAFNGLA

UNITED BANK FOR AFICA PLC
COMPLIANCE WITH SECTION 636(1) OF THE COMPANIES AND ALLIED MATTERS ACT, 1990
SCHEDULE 14

The share capital is **₦6,000,000,000** divided into **12,000,000,000** Ordinary Shares of **50 kobo** each. The number of shares issued is **8,472,000,000** ordinary shares.

Calls to the amount of **50 kobo** per share have been made, under which the sum of **₦4,236,000,000** have been received.

The liabilities of the company on the **1st** day of **July, 2007** were:-

Debts owing to sundry persons by the Company:-

	N'000
On judgment,	-
On specialty,	-
On notes or bills,	-
On simple contracts, borrowing from non-banks	571,867,630
	571,867,630
On Estimated Liabilities	-

The assets of the company on that day were:-

GOVERNMENT SECURITIES (as at 1st July 2007)	**N'000**
Treasury Bills	66,915,392
Government Bonds	52,730,180
Bills of exchange and promissory notes	4,072,746
Other securities,	-
	123,718,318
CASH	
Cash	12,399,022
Balance with bankers	151,234,587
Money at call with other banks	
(in Nigeria and abroad)	147,260,338
Negotiable certificate deposit	--
	310,893,947

Corporate Affairs Commission
Certified True Copy
07 AUG 2007
Name:
Designation:
Signature:

** included in the balances with and Cheques in the course of collection on other banks (in Nigeria and Abroad) are: CBN Cash Reserve Account **N12,851,867,000** and Current Account **N12,764,348,000**

Dated at Lagos this **7th** day of **August, 2007.**

DIRECTOR **SECRETARY**

Corporate Affairs Commission
VERIFICATION
07 AUG 2007
APPROVED BY
ANAZIAH EMEKE

A HOUSE

CORPORATE AFFAIRS COMMISSION

P.M.B. 198, ABUJA. JUN 14 P 4:5

Form C.O 7

RC:NO 2457

CORPORATE AFFAIRS COMMISSION
VERIFICATION
29 JUN 2007
APPROVED BY
Name
Sign

COMPANIES AND ALLIED MATTERS DECREE 1990

CORPORATE AFFAIRS COMMISSION
MARINA OFFICE
₦100 : 00

Particulars of Directors and of any changes therein.

Corporate Affairs Commission
Certified True Copy
29 JUN 2007
Name:
Designation:
Signature:

Pursuant to Section 292 (4)

NAME OF COMPANY UNITED BANK FOR AFRICA PLC **LIMITED**

Presented by: MICHAEL MADOGHWE NBA/IND/9562
Name
C/O 7, YETUNDE BROWN STREET
Address
IFAKO-GBAGADA, LAGOS

Particulars of Directors of ______________________________ Limite

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
8, IRIEBE STREET D-LINE, P/HARCOURT	CHAIRMAN, UBA PLC	1939	NO CHANGE
18A, MEKWUEN STREET IKOYI, LAGOS	GMD/CHIEF EXECUTIVE OFFICER, UBA PLC	1963	NO CHANGE
9, REMI SHOFULUWE STR., MAGOGO, GRA, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1955	NO CHANGE
1, IROCHE STREET LEKKI PHASE 1, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1959	NO CHANGE
44, ADEBAYO DOHERTY, LEKKI PHASE 1, LAGOS	EXECUTIVE DIRCTOR	1962	NO CHANGE
HOUSE M45, ROAD 22 VGC, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1965	NO CHANGE
3, SOLOMON CLOSE VICTORIA ISLAND LAGOS	EXECUTIVE DIRECTOR UBA PLC	1967	NO CHANGE
7, MISSISSIPI CRESCENT, ABUJA	EXECUTIVE DIRECTOR UBA PLC	[illegible]	NO CHANGE
2, ISLAND WAY DOLPHIN ESTATE, IKOY	DIRECTOR, UBA PLC	1928	NO CHANGE
19, WAREHOUSE ROAD APAPA, LAGOS	DIRECTOR, UBA PLC	1947	NO CHANGE
6-8, BISHOPGATE LONDON, EC2N 4DA	DIRECTOR, UBA PLC	1948	NO CHANGE

RESERVED FOR BINDING

Corporate Affairs Commission
Certified True Copy
29 JUN 2007
Name:
Designation:
Signature:

Signature ______________________________ Dir
______________________________ Secr

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

Particulars of Directors of ______________________________

______________________________ Limited.

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	*Any former forename or names and surnames*	*Nationality*
CHIEF FERDINAND ALABRABA	NONE	NIGERIAN
MR. TONY O. ELUMELU, MFR	NONE	NIGERIAN
GODWIN IZE-IYAMU	NONE	NIGERIAN
SUZANNE OLUFUNKE IROCHE	NONE	NIGERIAN
PHILLIPS ODUOZA	NONE	NIGERIAN
VICTOR OSADOLOR	NONE	NIGERIAN
CHIKA MATTHIAS MORDI	NONE	NIGERIAN
FAITH TUEDOR-MATTHEWS	NONE	NIGERIAN
CHIEF ISRAEL C. OGBUE	NONE	NIGERIAN
ROSE ADA OKWECHIME	NONE	NIGERIAN
WILLY KROEGER	NONE	GERMAN

Corporate Affairs Commission
Certified True Copy
29 JUN 2007
Name:
Designation:
Signature:

RESERVED FOR BINDING

Dated the 14th day of June 2007

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

3

CORPORATE AFFAIRS COMMISSION

P.M.B. 198, ABUJA.

2007 JUN 15 P 1:4

Form C.O7

RC:NO 2457

CORPORATE AFFAIRS COMMISSION
ASSESSMENT
29 JUN 2007
ASSESSED BY
NAME Obinabo NC
SIGN

C 42571

COMPANIES AND ALLIED MATTERS DECREE 1990

₦4000 = payable
penalty inclusive

CORPORATE AFFAIRS COMMISSION
VERIFICATION
29 JUN 2007
APPROVED BY
Name
Sign

Particulars of Directors and of any changes therein

Pursuant to Section 292 (4)

Corporate Affairs Commission
Certified True Copy
29 JUN 2007
Name:
Designation:
Signature:

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC LIMITED

239845 of 29/6/07 for ₦4000=

Presented by: MICHAEL MADOGHWE NBA/IND/9562

Name C/O, YETUNDE BROWN STREET

Address IFAKO-GBAGADA, LAGOS

TRANSFERRED
Corporate Affairs Commission Abuja
29 JUN 2007

8/06/07 2:45
10/06/07 2:40 20/06/07 9:50 renewed 10:40 am same day

Particulars of Directors of ______________________________

______________________________ Limited.

RESERVED FOR BINDING

Usual Residential Address (In the case of a corporation the registered or principal office)	*Business occupation and particulars of other directorships*	*Date of Birth*	*Remarks*
VIA DELL' ABADIA 5 53100 SIENA, ITALY	DIRECTOR, UBA PLC	1951	NO CHANGE
7AA, RUXTON ROAD IKOYI, LAGOS	DIRECTOR, UBA PLC	1944	NO CHANGE
5, IBRAHIM BIU ROAD UNGUWAN SARKI, KADUNA KADUNA	DIRECTOR, UBA PLC	1953	NO CHANGE
32A, LADIPO OLUWOLE STREET, IKEJA, LAGOS LAGOS	DIRECTOR, UBA PLC	1941	NO CHANGE
25 HILL STREET LONDON W1J 5LW UNITED KINGDOM	DIRECTOR, UBA PLC	1960	APPOINTED WITH EFFECT FROM 31/01/07
1, KANO ROAD SOKOTO, SOKOTO ROAD	EXECUTIVE DIRECTOR, UBA PLC	195[illegible]	APPOINTED WITH EFFECT FROM 31/01/07

Corporate Affairs Commission
Certified True Copy
29 JUN 2007
Name: ______
Designation: ______
Signature: ______

Signature { ______________ Director
______________ Secretary

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

Particulars of Directors of ______________________________ Limited.

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	*Any former forename or names and surnames*	*Nationality*
PAOLO DI MARTINO	NONE	ITALIAN
CHIEF KOLA JAMODU	NONE	NIGERIAN
ALHAJI GARBA S. RUMA	NONE	NIGERIAN
ADEKUNLE OLUMIDE	NONE	NIGERIAN
RUNA N. ALAM	NONE	AMERICAN
IBRAHIM JEGA		NIGERIAN

Corporate Affairs Commission
Certified True Copy
29 JUN 2007
Name:
Designation:
Signature:

RESERVED FOR BINDING

Dated the 14th day of June 2007

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

CORPORATE AFFAIRS COMMISSION

(Established Under The Companies And Allied Matters Act 1990)
PLOT 565, NDOLA SQUARE WUSE ZONE 5, ABUJA.

AUG 13 A 12:48

43839

N 2000 Payable

CORPORATE AFFAIRS COMMISSION ASSESSMENT ... BY ... NAME ... SIGN ...

FORM CAC 2

STATEMENT OF SHARE CAPITAL AND RETURN OF ALLOTMENT OF SHARES

Pursuant to Section 35 (2) (d) & 129

~~N131,750 Payable~~ with Penalty

CORPORATE AFFAIRS COMMISSION VERIFICATION 20 AUG 2007 APPROVED BY ... NAME ... SIGN ...

RC NO.	2457

NAME OF COMPANY

UNITED BANK FOR AFRICA PLC

A. STATEMENT OF SHARE CAPITAL

THE NOMINAL SHARE CAPITAL OF THE ABOVE NAMED COMPANY IS:

SIX BILLION NAIRA	N	6,000,000,000

AMOUNT IN WORDS

DIVIDED INTO 12,000,000,000 OF N 50 KOBO EACH

B. RETURN OF ALLOTMENT OF SHARES

Corporate Affairs Commission Certified True Copy 21 AUG 2007 Name: Designation: Signature:

Number of shares allotted payable in cash:	108,428,571
Nominal amount of shares so allotted:	54,214,285.50
Amount paid or due and payable on each share:	
Number of shares allotted for consideration other than:	
Amount to be treated as paid on each such share:	
The consideration for which such shares have been allotted is as follows:	ALLOTMENT

Dated this 13TH **day of** AUGUST **200**7

Director

NAME AND ADDRESS OF SHAREHOLDERS

				No. Of shares allotted	Type of shares
1.					
Name	PAIP-PCAP SUB 2 LIMITED			108,428 571	ORDINARY SHARES
Address:	C/O IFS COURT, 28 CYBERCITY				
	EBENE				
City:	MAURITIUS	State:	MAURITIUS		

2.

Name					
Address:					
City:		State:			

Corporate Affairs Commission
Certified True Copy
21 AUG 2007
Name:
Designation:
Signature:

3.

Name					
Address:					
City:		State:			

4.

Name					
Address:					
City:		State:			

5.

Name					
Address					
City:		State:			

6.

Name					
Address:					
City:		State:			

SIGNATURE ____________ (Director)

Presented for filing by:

NAME	MICHAEL MADOGHWE	ACCR. NO.	NBA/IND/9562
ADDRESS:	7, YETUNDE BROWN STR. IFAKO GBAGADA	E-MAIL:	chiamanda245@yahoo.com
TELEPHONE NO:	08023126497	DATE:	13-08-07

THE FEDERAL REPUBLIC OF NIGERIA

UBA

42

COMPANIES AND ALLIED MATTERS ACT CAP 20 LAWS OF THE FEDERATION OF NIGERIA 2004

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

CORPORATE AFFAIRS COMMISSION VERIFICATION 20 AUG 2007 APPROVED BY

1. Whereas the shareholders of United Bank of Africa Plc at the Annual General Meeting duly convened and held at the Nnebisi Conference Centre, Grand Hotel, 112 Nnebisi Road, Asaba, Delta State on Wednesday, January 31, 2007, resolved that Directors be and was hereby authorized to convert convertible loans from international investors into ordinary shares of the Bank on such terms and price as the Directors deem fit.

2. Whereas the Board of Directors of United Bank for Africa Plc ("the Board") in furtherance of the mandate granted by the shareholders at its meeting held on Wednesday, January 31, 2007 at Asaba approved that the conversion of convertible loans granted to the Bank by PAIP-PCAP SUB 2 LIMITED into ordinary shares of the Bank should be done at N21.00 per share if the conversion is done within 45 days of the date of disbursing the loan subject to regulatory approval.

2,00665 2 21/8/07 R 42,000

3. Whereas the conversion was done within the 45 days following the disbursement of the loan and the approval for the conversion was granted by the Central Bank of Nigeria on the 25th of July, 2007.

Corporate Affairs Commission Abuja Incorporation TRANSFERRED Date 21 AUG 2007

4. NOW THEREFORE, 108,428,571 ordinary shares of 50 Kobo each at N21.00 per share have been allotted to PAIP-PCAP SUB 2 LIMITED and the Company Secretary authorised to take steps to file necessary documents with all relevant regulatory agencies.

Dated this 21st day of August, 2007

Corporate Affairs Commission Certified True Copy 21 AUG 2007 Name: Designation: Signature: CERTIFIED TRUE COPY

DIRECTOR

SECRETARY

CORPORATE AFFAIRS COMMISSION

(Established Under The Companies And Allied Matters Act 1990)

PLOT 565, NDOLA SQUARE, WUSE ZONE 5, ABUJA

CORPORATE AFFAIRS COMMISSION
VERIFIED
12 NOV 2007
APPROVED BY

Obinabo MC

CORPORATE AFFAIRS COMMISSION
ASSESSMENT
12 NOV 2007
ASSESSED BY
NAME
SIGN

FORM CAC 2

STATEMENT OF SHARE CAPITAL AND RETURN OF ALLOTMENT OF SHARES

Pursuant to section 35(2)(d) & 129

N22,700 penalty

N22,700 = payable penalty inclusive

RC NO.	245

NAME OF COMPANY

UNITED BANK FOR AFRICA PLC

A. STATEMENT OF SHARE CAPITAL

THE NOMINAL SHARE CAPITAL OF THE ABOVE NAMED COMPANY IS:

SIX BILLION NAIRA	N	6,000,000,000

AMOUNT IN WORDS

DIVIDED INTO 12,000,000,000 OF N 50 KOBO EACH

Obinabo MC

RETURN OF ALLOTMENT OF SHARES

Number of shares allotted payable in cash:	3,031,576,503
Nominal amount of shares so allotted:	
Amount paid or due and payable on each share:	
Number of shares allotted for consideration other than	
Amount to be treaded as paid on each such share:	
The consideration for which such shares have been allotted is as follows:	ALLOTMENT

Corporate Affairs Commission
Certified True Copy
13 NOV 2007
Name
Designation
Signature

Dated this 8TH day of NOVEMBER, 2007

Director

NAME AND ADDRESS OF SHAREHOLDERS | **No. Of shares allotted** | **Type of shares**

1.

Name:	SEE ATTACHED		
Address:			
City:		State:	

2.

Name:			
Address:			
City:		State:	

3.

Name:			
Address:			
City:		State:	

4.

Name:			
Address:			
City:		State:	

5.

Name:			
Address:			
City:		State:	

6.

Name:			
Address:			
City:		State:	

Corporate Affairs Commission
Certified True Copy
13 NOV 2007
Name ....
Designation ....
Signature ....

SIGNATURE [signature]
(Director)

Presented for filling by:

NAME:	[illegible]	ACCR. NO:	[illegible]/8411
ADDRESS:	[illegible]	E-MAIL:	[illegible]
TELEPHONE NO:	[illegible]	DATE:	12/11/07

08035557763

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT

C20 LAWS OF THE FEDERATION OF NIGERIA 2004

PUBLIC COMPANY LIMITED BY SHARES

ORDINARY RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

VERIFIED 12 NOV 2007 APPROVED BY Name ... Sign ...

WHEREAS at a meeting of the Board of Directors of the United Bank for Africa Plc duly convened and held in New York, United States of America on April 26 ,2007, the Board mandated the Finance &General Purpose Committee to consider and approve the allotment of shares from the public offer, rights issue and supplemental allotment.

Certified True Copy 13 NOV 2007 Name ... Designation ... Signature ...

NOW THEREFORE, the Finance & General Purpose Committee at its meeting of September 21, 2007 resolved as follows:

1. That approval be and is hereby granted for the allotment of 2,415,365,107 ordinary shares of the bank under the public offer, 63,864,124 ordinary shares of the bank under the rights issue and 562,347,272 ordinary shares of the Bank as preferential allotment indicated in the prospectus.

2. That approval be and is hereby granted for the following:

   a. That N10,003,014,268.00 be accepted for the rights allotted;

   b. That N39,459,000,000.00 be accepted for the public offer allotted;

c. That N45,078,778,745.00 be accepted for the supplementary offer allotted ; and

d. That the surplus fund of N7,255,310,720.00 should be refunded to the applicants.

CORPORATE AFFAIRS COMMISSION
VERIFICATION
12 NOV 2007
APPROVED BY
Name
Sign

Dated this 21st day of SEPT 2007

DIRECTOR

For SECRETARY

CERTIFIED TRUE COPY

Corporate Affairs Commission
Certified True Copy
13 NOV 2007
Name
Designation
Signature

END